UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Sanara MedTech, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

79957L100
(CUSIP Number)

Howell, S. Oden, Jr., Sanara MedTech, Inc. 1200 Summit Ave, Suite 414 Fort Worth, TX 76102 Phone: 817-529-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	79957L100

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Howell S. Oden Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ √]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSONWITH	7	SOLE VOTING POWER
481,165
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
481,165
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
481,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.47%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* The percentage is based upon 3,571,001 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019.

Explanatory Note

This Amendment No. 2 to the Statement on Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sanara MedTech Inc., a Texas corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by Solomon Ogden Howell, Jr. (the “Reporting Person”) on February 26, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Original Reporting Persons on July 10, 2019. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to reflect their respective ownership of Common Stock following the Issuance (as defined below). Except as set forth herein, all Items are unchanged.

Item 3.
Source and Amount of Funds or Other Considerations

Item 3 is supplemented as follows:

On October 15, 2019, the Solomon Oden Howell Revocable Trust entered into a Subscription Agreement pursuant to which the Issuer issued 60,241 shares of its Common Stock for a total subscription price of $500,000 (the “Issuance”).

Item 5.
Interest in Securities of the Issuer

Item 5 is amended as follows:

(a)
The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage is based upon 3,571,001 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019.

(b)
The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

Item 7.
Material to Be Filed as Exhibits

Exhibit 10.1 - Subscription Agreement between Sanara MedTech Inc. and Solomon Oden Howell Revocable Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated
November 15, 2019
Signature
/s/ Solomon Oden Howell, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).